UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated July 30, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Changes in Nokia Corporation's own shares

Stock exch5ange release 30 July 2025	1 (1)

 Nokia Corporation
Stock Exchange Release
30 July 2025 at 18:00 EEST

Changes in Nokia Corporation's own shares

Espoo, Finland – A total of 27 200 377 Nokia shares (NOKIA) held by the company were transferred today without consideration to participants of Nokia's equity-based incentive plans in accordance with the rules of the plans. The transfer is based on the resolutions of the Board of Directors to issue shares held by the company to settle its commitments to participants of the incentive plans as announced on 11 November 2024 and 22 November 2024.

The number of own shares held by Nokia Corporation following the transfer is 37 159 428.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

PÖRSSITIEDOTE 30.7.2025	1 (1)

Nokia Oyj
Pörssitiedote
30.7.2025 klo 18.00

Muutokset Nokia Oyj:n omien osakkeiden omistuksessa

Espoo – Nokia on tänään luovuttanut 27 200 377 yhtiön hallussa ollutta Nokian osaketta (NOKIA) vastikkeetta suorituksena Nokian osakepohjaisiin kannustinohjelmiin osallistuneille henkilöille ohjelmien ehtojen mukaisesti. Osakkeiden luovutus perustuu 11.11.2024 ja 22.11.2024 julkistettuihin hallituksen päätöksiin yhtiön hallussa olevien osakkeiden antamisesta kannustinohjelmien mukaisten sitoumusten täyttämiseksi.

Nokia Oyj:n hallussa olevien omien osakkeiden lukumäärä luovutuksen jälkeen on 37 159 428.

Tietoja Nokiasta

Nokia luo teknologiaa, joka auttaa maailmaa toimimaan yhdessä.

B2B-teknologia- ja innovaatiojohtajana olemme tulevaisuuden aistivien, ajattelevien ja älykkäiden verkkoratkaisujen edelläkävijä. Johtoasemamme pohjautuu osaamiseemme kiinteissä sekä matkapuhelin- ja pilvipalveluverkoissa. Olemme luoneet arvoa immateriaalioikeuksilla ja pitkäaikaisella tutkimus- ja kehitystyöllä palkitun Nokia Bell Labsin johdolla jo 100 vuoden ajan.

Avoimeen arkkitehtuuriin pohjautuvat tehokkaat verkkoratkaisumme integroituvat saumattomasti eri ekosysteemeihin ja luovat uusia mahdollisuuksia verkon kaupallistamiselle ja skaalaamiselle. Palveluntarjoajat, yritykset ja muut kumppanimme ympäri maailmaa luottavat Nokian verkkojen suorituskykyyn, vastuullisuuteen ja turvallisuusstandardeihin. Työskentelemme yhdessä kumppaneidemme kanssa kehittääksemme tulevaisuuden digitaalisia palveluita ja sovelluksia.

Lisätietoja:

Nokia

Viestintä

Puh. +358 10 448 4900

Sähköposti: press.services@nokia.com

Maria Vaismaa, viestintäjohtaja

Nokia

Sijoittajasuhteet

Puh. +358 931 580 507

Sähköposti: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2025	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Global Head of Corporate Legal